**ZipZap Inc.**
**Income Statement**
**Jan 1st - Dec 31st, 2015**

| | | |
|---|---|---:|
| Revenue | $ | 145,226.39 |
| Web Hosting Income | $ | 856.35 |
| COGS | $ | 10,051.02 |
| Refund | $ | 205.00 |
| Gross Profit/(Loss) | $ | 135,826.72 |
| | | |
| Operating Expense | | |
| Selling General & Administrative | $ | 2,605.93 |
| Payroll | $ | 99,709.70 |
| Contarctors/Vendors | $ | 50,242.57 |
| Rent | $ | 8,500.00 |
| Telecom | $ | 421.38 |
| Duplicating | $ | 255.92 |
| Marketing/Advertising | $ | 2,540.62 |
| Security Verification | $ | 808.19 |
| Accounting Fees | $ | 500.00 |
| Legal Fees & Licenses | $ | 4,180.64 |
| T&E | $ | 11,680.97 |
| Office Expense | $ | 802.04 |
| Bank Fees and Charges | $ | 2,753.36 |
| Payment/Network Fees | $ | 11,039.54 |
| ADP Payroll Expense | $ | - |
| Shipping & Mailing | $ | 1,796.30 |
| Miscellaneous | $ | 9,040.29 |
| Total Operating Expense | $ | 206,877.45 |
| Net Income/(Loss) | $ | (71,050.73) |

Note: Unaudited Financial Statement

**ZipZap Inc.**
**Statement of Financial Position**
**Year Ended December 31st, 2015**

| Assets | | |
|---|---|---|
| Current Assets | | |
| Cash And Cash Equivalents | $ | 57,392.15 |
| Net Receivables | $ | 2,952.00 |
| Inventory | $ | 23,615.44 |
| Other Current Assets | $ | - |
| Total Current Assets | $ | 83,959.59 |
| Long Term Investments | $ | - |
| Fixed Asset | $ | - |
| Goodwill | $ | - |
| Intangible Assets | $ | - |
| Accumulated Amortization | $ | - |
| Other Assets | $ | - |
| Deferred Long Term Asset Charges | $ | - |
| Total Assets | $ | 83,959.59 |
| | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | $ | - |
| Accrued Vacation | $ | - |
| Customer Deposits | $ | - |
| Accrued Interest on Notes (Convertible Not | $ | 165,548.33 |
| Short Term Debt (Convertible Notes 1 year | $ | 2,159,500.00 |
| Other Current Liabilities | - | |
| Total Current Liabilities | $ | 2,325,048.33 |
| Long Term Notes Payable (Safahi) | $ | 573,545.50 |
| Other Liabilities | | |
| Deferred Long Term Liability Charges | $ | - |
| Minority Interest | $ | - |
| Negative Goodwill | $ | - |
| Total Liabilities | $ | 2,898,593.83 |
| | | |
| Stockholders' Equity | | |
| Misc Stocks Options Warrants | $ | - |
| Redeemable Preferred Stock | $ | - |
| Stock | $ | 133,269.00 |
| Retained Earnings | $ | (917,283.81) |
| Treasury Stock | $ | - |
| Capital Surplus | $ | - |
| Other Stockholder Equity | $ | (2,030,619.43) |
| Total Stockholder Equity | $ | (2,814,634.24) |
| Total Liabilities and Share Holder's Equity | $ | 83,959.59 |

Note: Unaudited Financial Statement

**ZipZap Inc.**
**Statement of Retained Earnings**
**Year ended December 31st 2015**

| | |
|---|---|
| Beginning Retained Earnings | $ (846,233.08) |
| Add Net Income/(Loss) | $ (71,050.73) |
| Less Dividends | $ - |
| Ending Retained Earnings- 2014 | $ (917,283.81) |

Note: Unaudited Financial Statement